Exhibit (a)(1)(ii)

PGIM PRIVATE CREDIT FUND

c/o PGIM Investments LLC

655 Broad Street

Newark, NJ 07102

Offer to Purchase Up to 594,671Shares of

Beneficial Interest

Dated September 29, 2026

The Offer and Withdrawal Rights Will Expire at

4:00 p.m., Eastern Time, on October 28, 2026,

Unless the Offer is Extended

To the Shareholders of PGIM Private Credit Fund:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), PGIM Private Credit Fund, a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”) and is organized as a Delaware statutory trust (the “Fund”), is offering to purchase up to 594,671 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest and Class S common shares of beneficial interest, the “Shares”) pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share as of September 30, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 4:00 p.m., Eastern Time, on October 28, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund generally determines the net asset value of the Shares as of the last calendar day of each month within 20 business days after the first calendar day of the following month. The most recently calculated net asset value for each class of the Shares can be found by going to www.pgim.com/privatecredit. Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early repurchase deduction” (described further below) of 2% of the aggregate net asset value of the Shares repurchased. The early repurchase deduction will reduce the repurchase proceeds. For illustrative purposes, a Shareholder that acquires Shares on September 1 would not incur an early repurchase deduction for participating in a repurchase offer that has a valuation date of August 31 of the following year (or anytime thereafter).

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail it to the Fund’s transfer agent, Prudential Mutual Fund Services LLC (the “Transfer Agent”), or the Shareholder’s financial advisor, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Because this Offer is limited as to the aggregate net asset value of Shares eligible to participate, not all Shares tendered for purchase by Shareholders may be accepted for purchase by the Fund. This may occur, for example, when one or more large investors seek to tender a significant number of Shares or when a large number of investors tender simultaneously.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

PGIM Investments

Attention: PGIM Private Credit Fund

P.O. Box 219929

Kansas City, MO 64121

Tel: (844) 753-6354

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		TABLE OF CONTENTS
Summary Term Sheet		1

1.	Background and Purpose of the Offer	1
2.	Offer to Purchase and Price	2
3.	Amount of Tender	2
4.	Procedure for Tenders	2
5.	Withdrawal Rights	3
6.	Purchases and Payment	3

7.	Certain Conditions of the Offer	3
8.	Certain Information About the Fund	4
9.	Full Tender by DRIP Participants	4
10.	Certain Federal Income Tax Consequences	5
11.	Miscellaneous	7
Financial Statements		7

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SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•As disclosed in the Fund’s prospectus dated April 30, 2026, as amended and/or supplemented from time to time (“Prospectus”), the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to purchase up to 594,671 Shares at a price equal to their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) as of September 30, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the outstanding Shares as of June 30, 2026. The Offer, which begins on September 29, 2026, will remain open until 4:00 p.m., Eastern Time, on October 28, 2026 (the

“Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•All Shares issued after September 30, 2025 that are tendered and purchased in this Offer will be subject to a 2% “early repurchase deduction.” See Section 6 “Purchases and Payment”.

•Shareholders may tender all or a portion of their Shares.

•If you tender Shares and the Fund purchases those Shares, upon the terms and subject to the conditions of the Offer, the Fund will effect payment in cash for those Shares generally within five business days of the last date that shareholders may tender Shares for the Offer.

•Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

•If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•If you are a participant in the Fund’s dividend reinvestment plan (“DRIP”) and elect to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date.

•If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation with respect to your Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer. For the avoidance of doubt, your participation in the DRIP with respect to the Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer regardless of whether all the Shares tendered are ultimately repurchased. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date.

•If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings.

•Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). PGIM Investments LLC, the Fund’s investment manager (the “Manager”), expects that it will generally recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, effective on or about March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

•Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Attention: PGIM Private Credit Fund, by mail at P.O. Box 219929, Kansas City, MO 64121 (regular mail), or 801 Pennsylvania Ave, Suite 219929, Kansas City, MO 64105-1307 (overnight mail); or (ii) to your financial advisor, as directed. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by (844) 753-6354, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All

Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares). If you would like to obtain the estimated net asset value of your Shares, visit the Fund’s website at www.pgim.com/privatecredit.

•Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1.Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.

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The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing shareholders from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2.Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 594,671of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 “Amount of Tender” and 7 “Certain Conditions of the Offer” below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6 “Purchases and Payment.” The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on June 30, 2026, there were approximately 11,792,006 Class I Shares, approximately 669 Class D Shares and approximately 100,740 Class S Shares issued and outstanding, with a net asset value per share of $24.75 for Class I Shares, $25.24 for Class D Shares and $25.33 for Class S Shares. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer at www.pgim.com/privatecredit. The value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3.Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 594,671 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 594,671 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares with priority for repurchase requests in the case of the death or disability of a shareholder; provided that Fund reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Fund’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. However, the Fund may accept all Shares tendered for repurchase by shareholders who own less than one hundred Shares and who tender all of their shares, before prorating other amounts tendered. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4.Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of

Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 4:00 p.m., Eastern Time, on the Expiration Date.

With respect to Shareholders that are required to submit their Letter of Transmittal to the Transfer Agent, Attention: PGIM Private Credit Fund, submissions may be made by mail at P.O. Box 219929, Kansas City, MO 64121 (regular mail), or 801 Pennsylvania Ave., Suite 219929, Kansas City, MO 64105-1307 (overnight mail). The Fund recommends that all documents be submitted by certified mail or return receipt requested.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been

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cured or waived. None of the Fund, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6.Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

If a Shareholder tenders Shares and the Fund purchases those Shares, upon the terms and subject to the conditions of the Offer, the Fund will effect payment in cash for those Shares generally within five business days of the last date that shareholders may tender Shares for the Offer.

Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

As described in the Prospectus, the amount to which any Shareholder that sells Shares to the Fund in a repurchase offer that has a tender valuation date within the 12 month period following the original issue date of the Shares is entitled to be paid for the tendered Shares will be reduced by 2% of the aggregate net asset value of the Shares repurchased by the Fund (except in the case of death, divorce or qualified disability of a shareholder); this reduction is referred to herein as an “early repurchase deduction.” Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Fund for the benefit of remaining Shareholders. Shares repurchased will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $500 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. The Fund intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

7.Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after June 30, 2026 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to

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extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.Certain Information About the Fund. The Fund is a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 655 Broad Street, Newark, New Jersey 07102 and the telephone number is (844) 753-6354. Shares are not traded on any established trading market.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Amended and Restated Declaration of Trust, as amended (the “Declaration of Trust”), Bylaws, or Prospectus or other actions that may impede the acquisition of control of the Fund by any person.

Based on the number of Shares outstanding as of June 30, 2026, the following persons own the number of Shares indicated in the below table:

		Percentage of the Fund’s
Person	Shares	Outstanding Shares
Pruco Life Insurance Company(1)	8,118,719.821	68.26%
PGIM Strategic Investments, Inc.(2)	1,108.276	*
Scott E. Benjamin	—	—
Morris L. McNair, III	2,679.417	*
Mary Lee Schneider	2,721.947	*
Thomas M. Turpin	1,063.261	*
Stuart S. Parker	22,009.029	*
Christian J. Kelly	—	—
Elyse M. McLaughlin	—	—
Patricia	—	—
Claudia DiGiacomo	—	—
Andrew R. French	—	—

(1)The address of Pruco Life Insurance Company is 213 Washington Street, Newark, NJ 07102.

(2)The address of PGIM Strategic Investments, Inc. is 655 Broad Street, Newark, NJ 07102.

* Less than 1%

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer, except that Pruco Life Insurance Company and/ PGIM Strategic Investments, Inc. may tender shares in the Offer as part of an ongoing programmatic redeployment of capital.

Other than as noted herein, neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s Trustees or officers, any person controlling the Fund or the Manager, has effected any transaction in Shares during the past sixty (60) days. During the past sixty (60) days, the Fund has issued an aggregate of approximately 139,305.481 Shares, including the net impact of shares issued pursuant to the Fund’s DRIP, for net proceeds of approximately $3,447,126.29 to the Manager, any Trustee or officer of the Fund, or any person controlling the Fund or the Manager. Based solely on its review of the copies of such forms received by the Fund, or written representations from certain reporting persons, the Fund was informed Pruco Life Insurance Company, as part of an ongoing programmatic redeployment of capital, had redeemed 214,746.359 shares of Class I Shares at a repurchase price of $24.75 and an officer had redeemed 11,950 shares of Class I Shares at a repurchase price of $24.78 per share per share during the Fund’s tender offer that terminated on July 28, 2026.

9.Full Tender by DRIP Participants. If you are a participant in the Fund’s DRIP and elect to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Expiration Date of the applicable tender offer. Any distributions to be paid to you on or after the Expiration Date will be paid in cash on the scheduled distribution payment date.

If you are a participant in the DRIP that elects to tender a portion of your Shares, your participation with respect to your Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer. For the avoidance of doubt, your participation in the DRIP with respect to the Shares that were tendered will be terminated as of the Expiration Date of the applicable tender offer regardless of whether all the Shares tendered are ultimately repurchased. Any distributions to be paid to you on or after the Expiration Date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date.

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10.Certain Federal Income Tax Consequences. The following discussion is a general summary of certain U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s Prospectus. Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences of a purchase of their Shares by the Fund pursuant to the Offer, including but not limited to potential state, local and foreign taxation, as well as any applicable transfer taxes or other non- income taxes.

Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, or are subject to the “wash sale” rules, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar). This summary is included for general information only. Each Shareholder is urged to consult such Shareholder’s own tax advisor to determine the particular tax consequences to him or her of the Offer, including the applicability and effect of non-income or state, local and non-U.S. tax laws.

If a partnership, including any entity that is treated as a partnership for U.S. federal income tax purposes, holds Shares, the U.S. federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Shares, you should consult your tax advisor regarding the tax consequences of tendering Shares held by the partnership.

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” refers to a Shareholder who is an individual, corporation, estate or trust and is not a U.S. Shareholder. Except for the discussion under “Non-U.S. Shareholders” and “Backup Withholding,” the following discussion is limited to U.S. Shareholders.

Sale or Exchange of Shares. Under Section 302(b) of the Code, a Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., reduces such Shareholder’s percentage ownership of the Fund to 0%), (b) such Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Shareholder’s particular facts and circumstances, including the initial size of and extent to which a Shareholder’s ownership percentage interest in the Fund is reduced. For these purposes, a shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. The constructive ownership and attribution rules are complex and you are urged to consult your tax advisors as to the consequences of the application of such rules. The gain or loss recognized by a Shareholder in such case generally will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. Such gain or loss must be determined separately for each block of Shares (i.e., Shares that were acquired in a single transaction). A tendering Shareholder’s gain or loss will generally be a capital gain or loss. A capital gain or loss will generally be treated as a long-term capital gain or loss if the Shares have been held for more than one year and as a short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Shareholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Valuation Date. If a Shareholder realizes a gain upon the sale of its Shares and payment for the Shares is received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, it is expected that, unless the Shareholder elects otherwise, the Shareholder will generally recognize such gain in the taxable year in which the proceeds are received. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

In the event that a tendering Shareholder’s ownership (or deemed ownership under Section 318 of the Code) of Shares of the Fund is not reduced to the extent required under the tests described above, such Shareholder may be deemed to receive a distribution from the Fund as defined under Section 301 of the Code with respect to the Shares held by the Shareholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Fund to such Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Fund’s current and/or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Shareholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any

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remaining Shares held by the Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Shareholders.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, may be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Fund’s current and/or accumulated earnings and profits allocable to it.

Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder. If, however, all or a portion of the proceeds received by a tendering Non- U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Fund’s Prospectus, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above.

However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Prospectus entitled “Certain U.S. Federal Income Tax Considerations—Foreign Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares. In addition, if a Non-U.S. Shareholder is deemed to receive a dividend, a 30% withholding may be imposed under the “Foreign Account Tax Compliance Act,” or “FATCA,” unless the Non-U.S. Shareholder and the intermediaries through which it holds its shares comply with the applicable disclosure requirements. Amounts withheld under FATCA generally will be credited against any withholding due for U.S. federal income tax.

Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number and a certification that such Shareholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Shareholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W- 8).

Shareholders should provide the Fund with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Fund regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, and may entitle the Shareholder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains.

Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”), such as the Fund, are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination

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of whether the taxpayer’s treatment of the loss is proper.

Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11.Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.

The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund at www.pgim.com/privatecredit, by contacting the Transfer Agent at (844) 753-6354 or from the SEC’s internet web site, http://www.sec.gov.

Financial Statements

The audited annual financial statements of the Fund dated December 31, 2025 filed with the SEC on EDGAR on March 18, 2026, are incorporated by reference. The Fund will prepare and make available to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.